UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

August 4, 2005

Commission File Number 001-14978

SMITH & NEPHEW plc

(Registrant’s name)

15 Adam Street

London, England WC2N 6LA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Total Pages: 18

Smith & Nephew plc

INDEX TO EXHIBITS

Item 1.	Press release entitled “Smith & Nephew Reports Strong Second Quarter Results, led by 18% Growth in Orthopaedics”, dated August 4, 2005.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: August 4, 2005	By:	/s/ Paul Chambers
Paul Chambers
Company Secretary

3

Item 1

Smith & Nephew plc	T 44 (0) 207 401 7646
15 Adam Street	F 44 (0) 207 960 2350
London WC2N 6LA	www.smith-nephew.com
England

Smith & Nephew Reports Strong Second Quarter Results, led by 18% Growth in Orthopaedics

4 August 2005

Smith & Nephew plc (LSE: SN, NYSE: SNN), the global medical technology business, announced today its results for the second quarter and half year ended 2 July 2005.

Q2 Highlights

•	Group revenue up 12%* to £351m

•	Orthopaedics revenue up 18%*, US up 22%*

•	Endoscopy revenue up 7%*

•	Wound Management revenue up 6%*

•	Trading profit up 18%, margin improves to 20%

•	EPSA up 16%** to 5.83p

H1 Highlights

•	Group revenue up 12%* to £681m

•	EPSA up 16%** to 11.22p

•	Interim dividend up 10% to 2.10p

Commenting on the second quarter and the outlook for the year, Sir Christopher O’Donnell, Chief Executive of Smith & Nephew, said:

“Our revenue and earnings momentum continues to be driven by new product introductions and investment in our sales force. Orthopaedics strongly out-performed the market across its product areas and we expect its run rate to continue into the second half. Endoscopy performed in line with our expectation and Wound Management improved in the quarter. This revenue momentum, and continued margin expansion, makes us well placed to achieve our underlying mid-teens EPSA growth goal for the full year.”

A presentation and conference call for analysts to discuss the company’s interim results will be held at 1:00 pm BST / 8:00 am EST today. The conference call will be broadcast live on the web and will be available on demand shortly following the close of the meeting at http://www.smith-nephew.com/Q205. If interested parties are unable to connect to the web, a listen-only service is available by calling 0800 559 3272 in the UK or 1866 239 0753 in the US. Analysts should contact Julie Allen on +44 (0) 20 7960 2254 or by email at julie.allen@smith-nephew.com for conference call details.

*	Unless otherwise specified as reported, all revenue increases throughout this document are underlying increases which adjust for the effects of currency translation, the acquisition of MMT in Q1 last year and the effect of two fewer sales days in the first quarter and one more sales day in the second quarter. See note 3.
**	EPSA is stated before amortisation of acquisition intangibles. See note 2.

Enquiries

Investors
Peter Hooley	Tel: +44 (0) 20 7401 7646
Smith & Nephew Finance Director

Investors / Media
Liz Hewitt	Tel: +44 (0) 20 7401 7646
Smith & Nephew Group Director Corporate Affairs

Financial Dynamics
David Yates – London	Tel: +44 (0) 20 7831 3113
Jonathan Birt – New York	Tel: +1 212 850 5634

Introduction

In the first half of the year we continued to pursue our strategy of operating in growing markets and in expanding the markets in which we operate. This strategy continues to deliver revenue growth in all businesses as we have seen in the first half of the year. A commentary on the financial and operating results for the second quarter and the half year follows below.

This is the second quarter that our results have been reported under International Financial Reporting Standards. Comparative figures have been restated and reconciliations from UK GAAP are provided in the appendices to this announcement.

Second Quarter Results

Underlying revenue growth in the quarter was 12%. Reported revenue growth in the quarter benefited from  1/2% due to translational currency movements and 1 1/2% due to one extra sales day, resulting in reported second quarter revenue increasing by 14% to £351m.

Trading profit in the quarter was £70m, with margins improving to 20%. Interest income and finance costs netted out to £1m positive, taxation amounted to £21m and the share of after tax results of the BSN joint venture was £4 1/2m, resulting in attributable profit before amortisation of acquisition intangibles of £54 1/2m.

Earnings per share before amortisation of acquisition intangibles (“EPSA”) was 5.83p (29.15p per American Depositary Share, “ADS”), a 16% increase on the second quarter last year. A reconciliation of EPSA to reported earnings per share is given in note 2 to the accounts.

Orthopaedics

The orthopaedic market continues to exhibit strong growth and we again increased our market share, with revenue up by 18% relative to the second quarter last year. Revenue growth in the US was 22% and outside the US 14%. Sales pricing in reconstruction and trauma increased by approximately 4% globally, compared with a year ago.

In reconstruction our expanded global sales force generated growth in knee revenues of 20% (18% in the US and 21% outside the US) and hip revenues of 16% (13% in the US and 20% outside the US). OXINIUMà and minimal incision instruments continue to drive revenues globally, and BHR hip resurfacing is augmenting this outside the US.

US trauma revenues increased by 24%, well ahead of the market, benefiting from the establishment of a dedicated sales force in the US last year and the launch of the PERI-LOCà locking compression plate system in the first quarter this year. Overall trauma revenue growth was 13%. Revenues outside the US were flat and this is being addressed by the roll-out of our trauma sales strategy.

Clinical Therapy revenues, comprising EXOGENà ultrasound bone healing products and SUPARTZà joint fluid therapy, benefited from further sales force investment and grew 42% compared with the same quarter last year.

Endoscopy

Endoscopy’s revenue growth was 7%, with growth in the US slower, as expected, at 2% due to lower visualisation and digital operating room revenues in the US ahead of the launch of the 400 Series camera in June. Outside the US revenue growth was 13%.

Knee and shoulder repair revenues continued strongly, benefiting from new product introductions, with 23% growth. Visualisation and digital operating room revenues grew 3% and blade revenues grew 2%. Radio frequency, including spine, declined 6%, with radio frequency continuing to be impacted by the injunction over bi-polar products.

In order to improve further the competitive position and to lower the overall costs of production we will close one of our US manufacturing facilities. A margin improvement of around 1% should accrue to Endoscopy at the end of the programme in 2007. A £9m restructuring charge will be taken in the third quarter.

Advanced Wound Management

Advanced Wound Management revenues grew 6% compared to the second quarter last year. Outside the US revenue growth was in line with the market at 8%. Revenues inside the US declined by 4%, compared to a decline of 7% in Q1, reflecting continued lower contracted supplies of intermediate products in the US. The improvement reflects some stabilisation of third party distributor inventories, end user traced sales are growing at around 7%.

Our sales forces globally continue to concentrate on ALLEVYNà and ACTICOATà, achieving revenue growth of 14% and 33% respectively in the quarter. Our concentration on major accounts for DERMAGRAFTà ahead of the anticipated venous leg ulcer approval in the US has resulted in a small decline in its quarterly revenues.

Half Year Results

Underlying and reported revenue growth in the first half was 12%, as one fewer sales day was offset by the benefit from the acquisition of MMT in Q1 last year. Translational currency was neutral. Reported revenues were consequently £681m.

Trading profit in the half year was £136m, with margins 1% ahead of a year ago at 20%. Interest income and finance costs netted to £3m positive, taxation amounted to £42m and the share of the after tax results of the BSN joint venture was £8m, resulting in attributable profit before amortisation of acquisition intangibles of £105m. Attributable profit after amortisation was £102m.

EPSA was 11.22p (56.10p per ADS) for the half year, an increase of 16% compared to the same period last year. Reported earnings per share were 10.88p (54.40p per ADS). A reconciliation of reported earnings per share to EPSA is provided in note 2 to the accounts.

Operating cash flow, defined as cash generated from operations less capital expenditure, was £39m. This is a trading profit to cash conversion ratio of 38%, before rationalisation and integration expenditure of £1m and £12m of funding of settlement payments to patients in respect of macrotextured revisions which are not being reimbursed by insurers, and compares with 41% a year ago.

An interim dividend of 2.10p per share (10.50p per ADS) will be paid on 11 November 2005 to shareholders on the register at the close of business on 21 October 2005. Having increased our dividend cover over recent years, this is an increase in the dividend of 10%.

Had our results been reported in US dollars translated at average rates of exchange, reported revenues and adjusted earnings per ADS would have been as follows:

	Second Quarter	Half Year
Reported revenues	$643m +15%	$1270m +14%
Adjusted earnings per ADS	$0.54 +17%	$1.05 +18%

Outlook

The orthopaedic market continues to grow strongly, particularly in the US. We continue to take market share as we benefit from our sales force investment and new product flow. We expect Orthopaedics to maintain its first half revenue growth momentum and achieve growth of around 18% for the full year.

We expect Endoscopy to achieve revenue growth of around 8% for the full year. Wound Management should see its revenue growth improve across the second half, but we are reducing our previous guidance for revenue growth to around 6% for the full year.

Revenue growth should pick up slightly in the second half for the Group as a whole and translational currency (at today’s rates) should add 1% - 2% to revenue for the full year. We expect trading margins to continue to improve from efficiency gains and approach 21% for the full year. Overall on an underlying basis, excluding the Endoscopy restructuring charge, we are well placed to achieve our underlying mid teens EPSA growth goal for the full year.

About us

Smith & Nephew is a global medical technology business, specialising in Orthopaedics, Endoscopy and Advanced Wound Management products. Smith & Nephew is a global leader in arthroscopy and advanced wound management and is one of the fastest growing global orthopaedics companies.

Smith & Nephew is dedicated to helping improve people’s lives. The company prides itself on the strength of its relationships with its surgeons and professional healthcare customers, with whom its name is synonymous with high standards of performance, innovation and trust. The company has over 8,500 employees and operates in 33 countries around the world generating annual sales of £1.25 billion.

Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. In particular, statements regarding expected revenue growth and operating margins discussed under “Outlook” are forward-looking statements as are discussions of our product pipeline. These statements, as well as the phrases “aim”, “plan”, “intend”, “anticipate”, “well-placed”, “believe”, “estimate”, “expect”, “target”, “consider” and similar expressions, are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors (including, but not limited to, the outcome of litigation, claims and regulatory approvals) that could cause the actual results, performance or achievements of Smith & Nephew, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew’s most recent annual report on Form 20F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Smith & Nephew as of the date hereof. All written or oral forward-looking statements attributable to Smith & Nephew or any person acting on behalf of Smith & Nephew are expressly qualified in their entirety by the foregoing. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement contained herein to reflect any change in Smith & Nephew’s expectation with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

à	Trademark of Smith & Nephew. Certain names registered at the US Patent and Trademark Office.

SMITH & NEPHEW plc

2005 QUARTER TWO AND HALF YEAR RESULTS

Unaudited Group Income Statement for the 3 months and 6 months to 2 July 2005

3 Months 2004 A £m		3 Months 2005 £m			Notes	6 Months 2005 £m		6 Months 2004 A £m
307.2		350.9		Revenue	3	681.1		609.2
(82.5)		(91.3)		Cost of goods sold		(173.4)		(165.3)
(148.8)		(173.4)		Selling, general and administrative expenses		(340.0)		(296.0)
(16.6)		(16.0)		Research and development expenses		(32.1)		(32.6)

59.3		70.2		Trading profit	3	135.6		115.3
(1.2)		(1.6)		Amortisation of acquisition intangibles	5	(3.2)		(1.6)

58.1		68.6		Profit before tax, financing & share of results of the joint venture		132.4		113.7
3.0		3.7		Interest receivable		7.9		9.9
(2.1)		(2.9)		Interest payable		(5.4)		(7.7)
(0.5)		0.5		Other finance income/(costs)		0.5		(0.9)

58.5		69.9		Profit before tax and share of results of the joint venture		135.4		115.0
(17.0)		(21.3)		Taxation	6	(41.3)		(33.6)

41.5		48.6		Profit before share of results of the joint venture		94.1		81.4
4.1		4.4		Share of results of the joint venture	7	7.8		7.5

45.6		53.0		Attributable profit		101.9		88.9

				Earnings per share	2
4.88	p	5.66	p	Basic		10.88	p	9.52	p
4.85	p	5.60	p	Diluted		10.79	p	9.46	p

A As restated for the effect of the transition to International Financial Reporting Standards (“IFRS”) – see Note 1.

Unaudited Group Statement of Recognised Income & Expense for the 3 months and 6 months to 2 July 2005

3 Months 2004 A £m	3 Months 2005 £m		6 Months 2005 £m	6 Months 2004A £m
45.6	53.0	Attributable profit	101.9	88.9

—	2.4	Translation differences on foreign currency net investments	2.4	(0.2)
—	5.0	Gains on cash flow hedges	10.0	—
—	(21.6)	Actuarial losses on defined benefit plans	(21.6)	—
—	7.2	Taxation on items taken directly to equity	7.2	—

—	(7.0)	Net expense recognised directly in equity	(2.0)	(0.2)
—	—	Restatement for the effects of IAS 32 and 39 B	(5.5)	—

45.6	46.0	Total recognised income and expense	94.4	88.7

B	As detailed in Note 1, on 1 January 2005 the balance sheet was restated for the effects of IAS 32 and 39.

SMITH & NEPHEW plc

2005 QUARTER TWO AND HALF YEAR RESULTS continued

Unaudited Group Balance Sheet as at 2 July 2005

31 Dec 2004 A, B £m		Notes	2 July 2005 £m	3 July 2004A £m
	ASSETS
	Non-current assets
290.3	Property, plant and equipment		326.2	276.1
375.3	Intangible assets		392.7	376.5
4.9	Investments		5.6	4.9
120.7	Investment in joint venture		122.8	118.9
25.6	Non-current receivables		0.8	22.4
67.6	Deferred tax assets		80.9	59.0

884.4			929.0	857.8
	Current assets
284.9	Inventories		344.8	264.2
320.2	Trade and other receivables		335.1	309.1
32.6	Cash and bank		53.9	25.1

637.7			733.8	598.4

1,522.1	TOTAL ASSETS		1,662.8	1,456.2

	EQUITY AND LIABILITIES
	Equity attributable to equity holders of the parent
114.5	Called up equity share capital		114.7	114.3
159.6	Share premium account		164.1	156.0
(4.2)	Own shares		(2.2)	(2.5)
1.4	Other reserves		6.0	1.1
430.7	Retained earnings		492.5	406.0

702.0	Total equity	9	775.1	674.9

	Non-current liabilities
152.6	Long-term borrowings		116.6	209.6
146.8	Retirement benefit obligation		165.0	137.2
15.8	Other payables due after one year		4.4	18.6
31.8	Provisions – due after one year		26.6	—
40.9	Deferred tax liabilities		41.7	69.9

387.9			354.3	435.3

	Current liabilities
244.2	Trade and other payables		259.0	214.3
32.3	Bank overdrafts and loans due within one year		116.3	34.0
49.9	Provisions – due within one year		43.9	15.3
105.8	Current tax payable		114.2	82.4

432.2			533.4	346.0

820.1	Total liabilities		887.7	781.3

1,522.1	TOTAL EQUITY AND LIABILITIES		1,662.8	1,456.2

A	As restated for the effect of the transition to IFRS.
B	Before adjustment for the effects of IAS 32 and 39.

C	Net currency swap liabilities of £1.1 million (2004 - £36.4 million assets) are included in the balance sheet as follows: £0.1 million (2004 - £20.9 million) in non-current receivables, £5.8 million (2004 - £26.1 million) in trade and other receivables, nil (2004 - £3.7 million) in other payables due after one year and £7.0 million (2004 - £6.9 million) in trade and other payables.

SMITH & NEPHEW plc

2005 QUARTER TWO AND HALF YEAR RESULTS continued

Unaudited Condensed Group Cash Flow Statement for the 3 months and 6 months to 2 July 2005

3 Months 2004 A £m	3 Months 2005 £m		6 Months 2005 £m	6 Months 2004 A £m
		Net cash inflow from operating activities
58.1	68.6	Profit before tax, financing and share of results of the joint venture	132.4	113.7
15.2	20.3	Depreciation and amortisation	38.8	29.8
1.3	2.0	Share based payment expense	4.0	2.9
(25.8)	(31.5)	Movement in working capital and provisions D	(77.6)	(57.6)

48.8	59.4	Cash generated from operations	97.6	88.8
0.8	1.1	Net interest received	2.5	2.2
(9.5)	(22.8)	Income taxes paid	(32.3)	(15.7)

40.1	37.7	Net cash inflow from operating activities	67.8	75.3

		Cash flows from investing activities
(6.7)	(7.6)	Acquisitions	(9.1)	(28.4)
—	—	Cash acquired on acquisition	—	1.8
—	—	Dividends received from the joint venture	5.7	5.9
(24.7)	(33.1)	Capital expenditure	(58.7)	(43.8)

(31.4)	(40.7)	Net cash used in investing activities	(62.1)	(64.5)

8.7	(3.0)	Cash flow before financing activities	5.7	10.8

		Cash flows from financing activities
1.3	3.4	Proceeds from issue of ordinary share capital	4.7	4.2
(2.4)	—	Own shares purchased	—	(2.4)
(28.9)	(30.0)	Equity dividends paid	(30.0)	(28.9)
7.1	12.8	Increase/(decrease) in borrowings and finance leases	7.2	(1.7)
12.5	0.5	Settlement of net currency swaps	2.7	23.4

(10.4)	(13.3)	Net cash used in financing activities	(15.4)	(5.4)

(1.7)	(16.3)	Net (decrease)/increase in cash and cash equivalents	(9.7)	5.4
20.8	28.4	Cash and cash equivalents at beginning of period	22.3	14.4
—	—	Exchange adjustments	(0.5)	(0.7)

19.1	12.1	Cash and cash equivalents at end of period E	12.1	19.1

A	As restated for the effect of the transition to IFRS.
D	After £11.7 million (2004 – nil) unreimbursed by insurers relating to macrotextured knee revisions and £1.4 million (2004 - £1.7 million) of outgoings on rationalisation and acquisition integration costs in the six months.
E	Cash and cash equivalents at the end of the period are net of overdrafts of £41.8 million (2004 - £6.0 million).

SMITH & NEPHEW plc

2005 QUARTER TWO AND HALF YEAR RESULTS continued

NOTES

1.	Smith & Nephew plc has previously prepared its primary financial statements under UK generally accepted accounting principles (“UK GAAP”). From 2005 the Group is required to prepare its consolidated financial statements in accordance with IFRS as adopted by the European Union (“EU”). For the purposes of this document the term IFRS includes International Accounting Standards (“IAS”).

The results for Quarter 2 2005 represent the second interim financial statements the Group has prepared in accordance with its accounting policies under IFRS. The first annual report under IFRS will be for the year ended 31 December 2005. A description of how the Group’s reported performance and financial position are affected by this change, including reconciliations from UK GAAP to IFRS for prior year results and the revised summary of significant accounting policies under IFRS, is published under Report and Results in the Investors section of the corporate website at www.smith-nephew.com/investors/archive.html. If required, printed copies are available from the Company Secretary.

The Group is required to apply all relevant standards in force at the first reporting date: for the Group this is at 31 December 2005. As a consequence, these results have been prepared on the basis that all IFRSs and International Financial Reporting Interpretation Committee (“IFRIC”) interpretations, in particular the recently amended versions of IAS 19, Employee Benefits and IAS 39, Financial Instruments: Recognition and Measurement, will be adopted by the European Commission. The failure of the European Commission to adopt these amended standards in time for full year financial reporting in 2005, the issue of further interpretations by IFRIC in advance of the reporting date, or the development of other accepted practice, could result in the need to change the basis of accounting or presentation of certain financial information from that presented in this document.

As permitted under IFRS 1, First Time Adoption of International Financial Reporting Standards, management has elected not to restate comparative information for the Financial Instrument standards IAS 32 and IAS 39. A restatement of the opening balance sheet at 1 January 2005 to present the Group’s 2005 opening position under IAS 32 and 39 was included within the interim financial statements for Quarter 1 2005.

Appendix A reconciles attributable profit for the three months and six months to 3 July 2004 as previously reported under UK GAAP to IFRS. Appendix B reconciles the balance sheet and equity for the six months to 3 July 2004 as previously reported under UK GAAP to IFRS.

The financial information contained in this document does not constitute statutory accounts as defined in section 240 of the Companies Act 1985. The auditors have issued an unqualified opinion on the Group’s statutory financial statements under UK GAAP for the year ended 31 December 2004, which have been filed with the Registrar of Companies.

2.	In order to provide a trend measure of underlying performance, attributable profit is adjusted to exclude items which management consider will distort comparability, either due to their significant non-recurring nature or as a result of specific accounting treatments. Adjusted earnings per share (“EPSA”) has been calculated by dividing adjusted attributable profit by the weighted (basic) average number of ordinary shares in issue of 937 million (2004 – 934 million). The diluted weighted average number of ordinary shares in issue is 944 million (2004 – 940 million).

3 Months 2004 £m	3 Months 2005 £m		6 Months 2005 £m	6 Months 2004 £m
45.6	53.0	Attributable profit	101.9	88.9
1.2	1.6	Adjustment: Amortisation of acquisition intangibles	3.2	1.6

46.8	54.6	Adjusted attributable profit	105.1	90.5

5.01p	5.83p	Adjusted basic earnings per share	11.22p	9.68p
4.98p	5.77p	Adjusted diluted earnings per share	11.13p	9.63p

SMITH & NEPHEW plc

2005 QUARTER TWO AND HALF YEAR RESULTS continued

NOTES

3.	Segmental performance to 2 July 2005 was as follows:

3 Months 2004 £m	3 Months 2005 £m		6 Months 2005 £m	6 Months 2004 £m	Underlying growth in revenue %
					3 Months	6 Months
		Revenue by business segment
144.9	174.8	Orthopaedics	339.7	287.3	18	18
75.4	82.1	Endoscopy	161.3	150.1	7	9
86.9	94.0	Advanced Wound Management	180.1	171.8	6	5

307.2	350.9		681.1	609.2	12	12

		Trading Profit by business segment
33.4	41.8	Orthopaedics	81.4	65.8
14.3	16.4	Endoscopy	32.3	28.4
11.6	12.0	Advanced Wound Management	21.9	21.1

59.3	70.2		135.6	115.3

		Revenue by geographic market
101.9	112.0	Europe F	221.0	203.6	9	6
150.4	170.5	United States	331.7	296.8	13	15
54.9	68.4	Africa, Asia, Australasia, other America	128.4	108.8	16	15

307.2	350.9		681.1	609.2	12	12

F	Includes United Kingdom six months revenue of £64.4 million (2004 - £61.9 million) and three months revenue of £32.9 million (2004 - £32.5 million).

Underlying revenue growth is calculated by eliminating the effects of translational currency, acquisitions and different numbers of sales days. Reported growth reconciles to underlying growth as follows:

	Reported growth in revenue %	Foreign currency translation effect %	Acquisitions effect %	Sales days effect %	Underlying growth in revenue %
6 Months
Orthopaedics	18	1	(2)	1	18
Endoscopy	8	—	—	1	9
Advanced Wound Management	5	(1)	—	1	5

	12	—	(1)	1	12

3 Months
Orthopaedics	20	( 1/2)	—	(1 1/2)	18
Endoscopy	9	( 1/2)	—	(1 1/2)	7
Advanced Wound Management	8	( 1/2)	—	(1 1/2)	6

	14	( 1/2)	—	(1 1/2)	12

4.	The cumulative number of revisions of the macrotextured knee product was 882 on 2 July 2005 compared with 809 at the end of Quarter One 2005. This represents 30% of the total implanted. Settlements with patients have been achieved in respect of 609 revisions. Costs of £30.4 million are in dispute with insurers and are provided for in full. £56.3 million of provision remains to cover future settlement costs.

At 30 July 2005 the cumulative number of revisions was 897.

SMITH & NEPHEW plc

2005 QUARTER TWO AND HALF YEAR RESULTS continued

NOTES

5.	Amortisation of acquisition intangibles for the six months of £3.2 million (2004 - £1.6 million) was incurred as follows: Orthopaedics £2.9 million (2004 - £1.2 million) and Endoscopy £0.3 million (2004 - £0.4 million).

6.	Taxation of £41.3 million (2004 - £33.6 million) for the six months on the profit before amortisation of acquisition intangibles and the share of results of the joint venture is at the full year estimated effective rate of 30% (2004 – 29%). £32.0 million (2004 - £27.0 million) of the charge relates to overseas taxation.

7.	The share of results of the joint venture is after interest payable of £0.7 million (2004 - £0.6 million) and taxation of £3.8 million (2004 - £3.2 million). The Group’s share of revenue of the joint venture for the six months is £84.0 million (2004 – £82.1 million).

8.	The 2004 final dividend of £30.0 million was paid on 13 May 2005. An interim dividend of 2.1 pence per ordinary share (2004 – 1.9 pence per ordinary share) was approved by the Board on 4 August 2005. This is payable on 11 November 2005 to shareholders whose names appear on the register at the close of business on 21 October 2005. Shareholders may participate in the dividend re-investment plan.

9.	The movement in total equity for the six months to 2 July 2005 was as follows:

	2005 £m	2004 £m
Opening equity as at 1 January	702.0	610.4
Restatement for the effects of IAS 32 and 39 (see Note 1)	(5.5)	—

Restated opening equity as at 1 January	696.5	610.4
Attributable profit for the period	101.9	88.9
Equity dividends paid	(30.0)	(28.9)
Exchange adjustments	2.4	(0.2)
Gains on cash flow hedges (net of taxation)	9.0	—
Actuarial losses on defined benefit plans (net of taxation)	(13.4)	—
Share based payment recognised in the income statement	4.0	2.9
Issue of ordinary share capital	4.7	4.2
Own shares purchased	—	(2.4)

Closing equity	775.1	674.9

10.	Net debt as at 2 July 2005 comprises:

	2005 £m	2004 £m
Cash and bank	53.9	25.1
Long-term borrowings	(116.6)	(209.6)
Bank overdrafts and loans due within one year	(116.3)	(34.0)
Net currency swap (liabilities)/assets	(1.1)	36.4

	(180.1)	(182.1)

The movements in the six months were as follows:

Opening net debt as at 1 January	(120.7)	(136.7)
Cash flow before financing activities	5.7	10.8
Loan notes issued on acquisition	—	(50.3)
Proceeds from issue of ordinary share capital	4.7	4.2
Own shares purchased	—	(2.4)
Equity dividends paid	(30.0)	(28.9)
Exchange adjustments	(39.8)	21.2

Closing net debt	(180.1)	(182.1)

INDEPENDENT REVIEW REPORT TO SMITH & NEPHEW plc

Introduction

We have been instructed by the company to review the financial information for the three months and six months ended 2 July 2005 which comprises Group Income Statement, Group Statement of Recognised Income and Expense, Group Balance Sheet, Condensed Group Cash Flow Statement and the related notes 1 to 10. We have read the other information contained in the interim report for quarter two and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with guidance contained in Bulletin 1999/4 ‘Review of interim financial information’ issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our work, for this report, or for the conclusions we have formed.

Directors’ Responsibilities

The interim report for quarter two, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report for quarter two in accordance with the Listing Rules of the Financial Services Authority.

As disclosed in Note 1, the next annual accounts of the Group will be prepared in accordance with those International Financial Reporting Standards (“IFRS”) adopted for use by the European Union.

The accounting policies are consistent with those that the directors intend to use in the next annual accounts. There is, however, a possibility that the directors may determine that some changes to these policies are necessary when preparing the full annual accounts for the first time in accordance with those IFRSs adopted for use by the European Union. This is principally because, as disclosed in Note 1, the directors have anticipated that the revised versions of IAS 39, Financial Instruments: Recognition and Measurement and IAS 19, Employee Benefits which have yet to be formally adopted for use in the European Union, will be so adopted in time to be applicable to the next annual accounts.

Review Work Performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 ‘Review of interim financial information’ issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data, and based thereon assessing whether the accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review Conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the three months and six months ended 2 July 2005.

Ernst & Young LLP

London

4 August 2005

SMITH & NEPHEW plc

2005 QUARTER TWO AND HALF YEAR RESULTS

APPENDIX A - Reconciliation of Attributable Profit for the 3 months and 6 months to 3 July 2004

	As reported under UK GAAP G £m	Joint Venture presentation change H £m	Accounting policy changes under IFRS I £m	Restated IFRS £m
6 Months
Revenue	609.2	—	—	609.2
Cost of goods sold	(165.3)	—	—	(165.3)
Selling, general and administrative expenses	(295.3)	—	(0.7)	(296.0)
Research and development expenses	(32.6)	—	—	(32.6)

Trading profit (i)	116.0	—	(0.7)	115.3
Amortisation of acquisition intangibles (ii)	(9.8)	—	8.2	(1.6)

Profit before tax, financing and share of results of the joint venture	106.2	—	7.5	113.7
Interest receivable	9.9	—	—	9.9
Interest payable (iii)	(8.0)	0.6	(0.3)	(7.7)
Other finance costs (iv)	—	—	(0.9)	(0.9)

Profit before tax and share of results of the joint venture	108.1	0.6	6.3	115.0
Taxation (v)	(37.5)	3.2	0.7	(33.6)

Profit before share of results of the joint venture	70.6	3.8	7.0	81.4
Share of results of the joint venture	11.3	(3.8)	—	7.5

Attributable profit	81.9	—	7.0	88.9

3 Months
Revenue	307.2	—	—	307.2
Cost of goods sold	(82.5)	—	—	(82.5)
Selling, general and administrative expenses	(148.4)	—	(0.4)	(148.8)
Research and development expenses	(16.6)	—	—	(16.6)

Trading profit (i)	59.7	—	(0.4)	59.3
Amortisation of acquisition intangibles (ii)	(5.5)	—	4.3	(1.2)

Profit before tax, financing and share of results of the joint venture	54.2	—	3.9	58.1
Interest receivable	3.0	—	—	3.0
Interest payable (iii)	(2.3)	0.3	(0.1)	(2.1)
Other finance costs (iv)	—	—	(0.5)	(0.5)

Profit before tax and share of results of the joint venture	54.9	0.3	3.3	58.5
Taxation (v)	(19.4)	2.0	0.4	(17.0)

Profit before share of results of the joint venture	35.5	2.3	3.7	41.5
Share of results of the joint venture	6.4	(2.3)	—	4.1

Attributable profit	41.9	—	3.7	45.6

G	The order and description of items presented as “reported under UK GAAP” have been amended to enable a direct comparison with IFRS presentation.
H	Under IFRS the Group’s share of the after tax results of the joint venture is included as a single line item after the Group’s post tax results.
I	The accounting policy changes are as follows: (i) the trading profit reduction in the six months relates to share based payment costs of £2.2 million (£1.0 million in the three months) and other costs of £0.2 million (£0.1 million in the three months) partially offset by £1.7 million (£0.7 million in the three months) benefits on pension current service costs; (ii) there is no goodwill amortisation; (iii) interest payable is increased due to reclassification of a lease; (iv) finance costs represent pension financing; and (v) certain of these adjustments have a consequential deferred tax effect.

SMITH & NEPHEW plc

2005 QUARTER TWO AND HALF YEAR RESULTS

APPENDIX B – Reconciliation of Balance Sheet and Equity as at 3 July 2004

	As reported under UK GAAP G £m	Goodwill and acquisition accounting £m	Deferred tax £m	Post retirement benefits £m	Other J £m	Restated IFRS £m
ASSETS
Non-current assets
Property, plant and equipment	267.7	—	—	—	8.4	276.1
Intangible assets	340.5	36.0	—	—	—	376.5
Investments	4.9	—	—	—	—	4.9
Investment in joint venture	119.3	—	—	(0.4)	—	118.9
Non-current receivables	29.5	—	—	(7.1)	—	22.4
Deferred tax assets	4.4	—	11.2	43.4	—	59.0

	766.3	36.0	11.2	35.9	8.4	857.8
Current assets
Inventories	264.2	—	—	—	—	264.2
Trade and other receivables	309.1	—	—	—	—	309.1
Cash and bank	25.1	—	—	—	—	25.1

	598.4	—	—	—	—	598.4

TOTAL ASSETS	1,364.7	36.0	11.2	35.9	8.4	1,456.2

EQUITY AND LIABILITIES
Equity attributable to equity holders of the parent
Called up equity share capital	114.3	—	—	—	—	114.3
Share premium account	156.0	—	—	—	—	156.0
Own shares	(2.5)	—	—	—	—	(2.5)
Other reserves	4.3	(1.4)	(6.4)	4.4	0.2	1.1
Retained earnings	435.8	26.8	23.4	(91.0)	11.0	406.0

Total equity	707.9	25.4	17.0	(86.6)	11.2	674.9

Non-current liabilities
Long-term borrowings	200.7	—	—	—	8.9	209.6
Retirement benefit obligation	9.3	—	—	127.9	—	137.2
Other payables due after one year	18.6	—	—	—	—	18.6
Provisions – due after one year	—	—	—	—	—	—
Deferred tax liabilities	66.5	10.6	(5.8)	(1.4)	—	69.9

	295.1	10.6	(5.8)	126.5	8.9	435.3

Current liabilities
Trade and other payables	230.2	—	—	(4.0)	(11.9)	214.3
Bank overdrafts and loans due within one year	33.8	—	—	—	0.2	34.0
Provisions – due within one year	15.3	—	—	—	—	15.3
Current tax payable	82.4	—	—	—	—	82.4

	361.7	—	—	(4.0)	(11.7)	346.0

Total Liabilities	656.8	10.6	(5.8)	122.5	(2.8)	781.3

TOTAL EQUITY AND LIABILITIES	1,364.7	36.0	11.2	35.9	8.4	1,456.2

G	The order and description of items presented as “reported under UK GAAP” have been amended to enable a direct comparison with IFRS presentation.
J	Other adjustments includes the reclassification into long-term borrowings of a lease of £8.9 million, the reversal of the interim dividend accrual of £17.8 million and the inclusion of an accrual for vacation pay of £5.9 million.